EXHIBIT 99.62

Emerald Health Therapeutics Responds to Inaccurate Allegations by Village Farms

Emerald maintains 50% ownership of Pure Sunfarms

VANCOUVER, British Columbia, Nov. 20, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today responded to inaccurate allegations made by Village Farms International, Inc. ("Village Farms") (TSX: VFF; Nasdaq: VFF) in connection with their 50/50 joint venture, Pure Sunfarms Corp. ("PSF"), and updated the market on certain related matters.

Late yesterday evening Emerald received notice from Village Farms stating that Village Farms had advanced $5.94 million to PSF for additional equity. Village Farms claims that it has the right to acquire these shares under the PSF shareholders’ agreement. In fact, Village Farms has no such right.  Despite Village Farms’ claims, Emerald continues to hold a full 50% ownership interest in PSF.

“We were shocked to receive this notice,” said Riaz Bandali, President and CEO of Emerald. “We can’t speculate on Village Farms’ motivation for making this irresponsible and inaccurate claim, but we want to reassure investors that there has been no change in ownership of PSF. We are disappointed at the aggressive approach of Village Farms in this matter; however, we continue to believe that cooler heads will prevail. Until then we will assertively defend our rights on behalf of our shareholders in the face of these unwarranted actions by Village Farms.”

Under the PSF shareholders' agreement, Village Farms only has the right to make an equity contribution and increase its ownership stake if the other shareholder has defaulted under a contribution notice. A contribution notice can only be issued in certain specific circumstances and no such contribution notice was issued by PSF. The disclosure of Village Farms relating to this issue is therefore incorrect.

Emerald has acted in good faith with respect to its Pure Sunfarms joint venture, to date contributing over $37.4 million in equity investment in the D3 & D2 greenhouse operations, providing $13 million in an interest bearing loan, and purchasing over $20.5 million of cannabis as per the terms of its supply agreement with PSF.

Escrowed Shares

In connection with the exercise of PSF's option to acquire the Delta 2 facility from Village Farms, an option agreement (the "Delta 2 Option Agreement") was entered into among Emerald, Village Farms and PSF. Pursuant to the Delta 2 Option Agreement, Emerald agreed to advance an aggregate of $25 million to PSF. Additionally, certain shares of PSF issued to Emerald were placed in escrow with an escrow agent (the "Escrow Agent") and were to be released to Emerald upon payment by Emerald of amounts payable under the Delta 2 Option Agreement.

Emerald has advanced a total of $17.41 million to PSF under the Delta 2 Option Agreement. Emerald was required to advance a further $5.94 million to PSF (the "Delta 2 Payment") on November 1, 2019; however, Emerald notified PSF that Emerald has decided to set-off the $5.94 million payment owed by Emerald to PSF against a portion of PSF’s debt under Emerald’s $13.0 million principal amount shareholder loan. Emerald has also delivered written notice to the Escrow Agent disputing the release of any of Emerald’s shares of PSF remaining in escrow and has notified the Escrow Agent that it must continue to hold the shares in escrow.

In light of PSF’s actions, Emerald has formally demanded repayment from PSF of the entire amount of its $13.0 million principal amount shareholder loan, plus interest. Emerald’s demand for repayment of its shareholder loan was delivered to PSF this morning.

Supply Agreement with Pure Sunfarms

As previously announced, under its supply agreement (the "Supply Agreement") with PSF, Emerald may decline to accept deliveries of cannabis product from PSF. If product is declined, PSF may sell such product to third parties. In the event of such sale, and only in certain circumstances, Emerald may be required to pay to PSF an amount equal to the difference between the purchase price applicable to Emerald (which is subject to adjustment based on sales by PSF to third parties in accordance with the Supply Agreement) and the price actually paid by such third parties. Between June 21, 2019 and September 29, 2019, Emerald declined to accept certain deliveries of product; this product was subsequently sold by PSF to third parties.

PSF has claimed that Emerald is liable to PSF for an aggregate amount of approximately $7.2 million under the terms of the Supply Agreement. Emerald disputes this claim as it believes that the basis for calculation by PSF of the purchase price is incorrect. Emerald is reviewing information very recently provided by PSF with respect to PSF’s wholesale sales.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned PSF operation in British Columbia, with value-oriented products, is in full production at its first 1.1 million square foot greenhouse operation, Delta 3. PSF’s second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite 88,000 square foot indoor production facility in Québec is fully-licensed and increasing cultivation of premium, craft cannabis strains. Its Metro Vancouver high-quality organic greenhouse and outdoor operation is expanding production in the first of two 78,000 square foot buildings. Its Emerald Health Naturals joint venture is broadening distribution of its non-cannabis endocannabinoid-supporting product line across Canada. Emerald has contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: future payments under the Delta 2 Option Agreement; the release from escrow of shares of PSF; the purchase of products by Emerald under the Supply Agreement; the resolution of any disputes involving Emerald, Village Farms and/or PSF; payment of amounts owed to Emerald; obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.